04002407

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549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42430

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YYY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.P. BAKER SECURITIES INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

303 CONGRESS STREET, SUITE 301
(No. and Street)

BOSTON	MA	02210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT RAFFERTY II — 617-439-3260
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE, SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

SEC MAIL RECEIVED FEB 26 2004 WASH. D.C. 181 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY
PROCESSED MAR 16 2004 THOMSON FINANCIAL

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, CHRISTOPHER P. BAKER ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.P. BAKER SECURITIES INCORPORATED , as of DECEMBER 31 , 20 03 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

TANYA M. SPEAR
Notary Public
Commonwealth of Massachusetts
My Commission Expires
February 16, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C.P. BAKER SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2003

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

To the Board of Directors of
C.P. Baker Securities, Inc.

We have audited the accompanying statement of financial condition of C.P. Baker Securities, Inc. as of December 31, 2003 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C.P. Baker Securities, Inc., as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Larry D. Liberfarb, P.C.

Norwood, Massachusetts
February 20, 2004

C.P. BAKER SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

Cash	$ 72,225
Deposits with clearing organizations	52,642
Receivable from broker-dealers and clearing organizations	81,271
Other assets	33,705
	$ 239,843

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Payable to broker-dealers and clearing organizations	$ 33,493
Income taxes payable	11,600
Accounts payable, accrued expenses, and other liabilities	33,920
	79,013
Stockholder's equity:	
Common stock, $.01 par value, 250,000 shares authorized, 6,230 shares issued and outstanding	62
Additional paid-in capital	52,341
Retained earnings	108,427
Total Stockholder's equity	160,830
	$ 239,843

The accompanying notes are an integral part of these financial statements.

C.P. BAKER SECURITIES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2003

Revenues:	
Commissions	$ 854,553
Investment banking	267,326
Other income	2,317
	1,124,196
Expenses:	
Floor brokerage, exchange and clearance fees	333,437
Communications and data processing	19,261
Interest	42
Other expenses	724,238
	1,076,978
Income before income taxes	47,218
Provision for income taxes	11,044
Net income	$ 36,174

The accompanying notes are an integral part of these financial statements.

C.P. BAKER SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2003	$ 62	$ 52,341	$ 72,253	$ 124,656
Net income			36,174	36,174
Balance at December 31, 2003	$ 62	$ 52,341	$ 108,427	$ 160,830

The accompanying notes are an integral part of these financial statements.

C.P. BAKER SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003

Cash flows used for operating activities:	
Net income	$ 36,174
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in Receivable from broker-dealers and clearing organizations	(38,037)
Increase in Other assets	(31,519)
Increase in Payable to broker-dealers and clearing organizations	33,478
Decrease in Accounts payable, accrued expenses	(35,687)
Increase in Income taxes payable	11,044
Total adjustments	(60,721)
Net cash used for operating activities	(24,547)
Cash flows from investing activities	
None	-
Cash flows from financing activities	
None	-
Net decrease in cash	(24,547)
Cash at January 1, 2003	96,772
Cash at December 31, 2003	$ 72,225

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

C.P. BAKER SECURITIES, INC.

Notes To Financial Statements

For the Year Ended December 31, 2003

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business:

The Company was incorporated in Delaware on January 19, 2001. it is a wholly owned subsidiary of C.P. Baker & Co., Ltd. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis. The related commission income and expenses are also recorded on the settlement date basis.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and for net operating loss and tax credit carryforwards, measured by enacted tax rates for years in which taxes are expected to be paid or recovered.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

NOTE 2 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $127,074, which was $122,074 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital at December 31, 2003 was .62 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company rents office space, shares telephone service, and receives consulting services from a related party, C. P. Baker & Co., Ltd. The related party charged $651,612 for these services for the fiscal year ending December 31, 2003. At December 31, 2003 the Company owed nothing to the related party. The Company is owned 100% by the related party, thus operating results could vary significantly from those that would be obtained if the entities were autonomous.

NOTE 4 – CONTINGENT LIABILITIES

The Company is engaged in various trading and brokerage activities whose counterparties include the general public. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 5 – INCOME TAXES

Deferred income taxes (benefits) are provided for temporary differences that exist between tax and financial statement, as well as for net operating loss carryforwards.

Income tax expense (benefit) consisted of the following:

Taxes currently payable:	
State	$ 4,744
Federal	6,300
Income tax expense	$ 11,044

NOTE 6 – ADDITIONAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$ 42
Income Taxes	$ 456

C.P. BAKER SECURITIES, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED 12-31-03

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors of
C.P. Baker Securities, Inc.

We have audited the accompanying financial statements of C.P. Baker Securities, Inc. as of and for the year ended December 31, 2003, and have issued our report thereon dated February 20, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Larry D. Liberfarb, P.C.

Norwood, Massachusetts
February 20, 2004

SCHEDULE I
C.P. BAKER SECURITIES, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2003

Aggregate indebtedness:	
Payable to broker-dealers and clearing organizations	$ 33,493
Income taxes payable	11,600
Accounts payable, accrued expenses and other liabilities	33,920
Total aggregate indebtedness	$ 79,013
Net captial:	
Common stock	$ 62
Additional paid-in capital	52,341
Retained earnings	108,427
	160,830
Adjustments to net capital:	
Other assets	(33,705)
Haircuts	(51)
Net capital, as defined	$ 127,074
Net capital requirment	$ 5,000
Net capital in excess of requirements	$ 122,074
Ratio of aggregate indebtedness to net capital	62.18%
Reconciliation with the Company's computation (included in Part IIA of Form 17a-5(a) as of December 31, 2003	
Net capital, as reported in the Company's Part II A (unaudited) focus report	$ 131,624
Net audit adjustments	(4,500)
Increase in non-allowables and haircuts	(50)
Net capital per above	$ 127,074

The accompanying notes are an integral part of these financial statements.

SCHEDULE II

C.P. BAKER SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1944

DECEMBER 31, 2003

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To The Board of Directors of
C.P. Baker Securities, Inc.

In planning and performing our audit of the financial statements of C.P. Baker Securities, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Larry D. Liberfarb, P.C.

Larry D. Liberfarb, P.C.
Norwood, Massachusetts
February 20, 2004